ETAHN M. COHEN

(312) 704-2196

ecohen@sff-law.com

November 6, 2006

Ms. Tangela S. Richter

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	API Nanotronics Corp. f/k/a Rubincon Ventures Inc.

Registration Statement on Form S-1

Originally Filed August 11, 2006

File No. 333-136586

Dear Ms. Richter:

We represent API Nanotronics Corp. f/k/a Rubincon Ventures Inc. (“ANC”). Enclosed for your convenience is a copy of Amendment No. 2 to the Registration Statement on Form S-1 now being filed (the “Form S-1”), marked to show changes from Amendment No. 1 filed on October 27, 2006.

This Form S-1 merely (i) updates stock price information to current prices, (ii) adds the date of the closing, November 6, 2006, and (iii) contains as exhibits the necessary legal opinion and the amendment to the certificate of incorporation of ANC with the changes required by the business combination with API Electronics Group Corp., which includes the name change.

We would like to accelerate the effectiveness of the Form S-1 at your soonest convenience so that the holders of exchangeable shares will have the ability to exchange their exchangeable shares into ANC common stock as soon as possible after the closing. Any assistance from the Commission to expedite the review of this Form S-1 so that we can allow such exchanges would be greatly appreciated.

Ms. Tangela S. Richter

November 6, 2006

If you have any questions or comments on the above or the attached, please call or email me.

Very truly yours,

SUGAR, FRIEDBERG & FELSENTHAL LLP

Etahn M. Cohen

EMC: cc

cc:	Jason Wynn, Securities and Exchange Commission

Phillip DeZwirek, API Nanotronics Corp.

Leslie J. Weiss, Esq.